Exhibit 99.3

NICE Actimize Named “Best Compliance” Technology Provider by 2021 WealthBriefing European Awards

NICE Actimize uses AI and advanced analytics across anti-money laundering and surveillance so customers achieve the true benefits of intelligent automation

Hoboken, N.J, June 14, 2021 – NICE Actimize, a NICE (NASDAQ: NICE) business, was named “Best Compliance” technology solutions provider by WealthBriefing European Awards 2021. Sponsored by WealthBriefing, a publication of Clearview Financial Media and a leading global provider of business intelligence in the private banking and wealth management space, the program rewards achievement, top class performance, and innovation.

As judged by an expert panel drawn from the wealth management industry and members of its editorial team, NICE Actimize emerged as the 2021 Compliance Winner in supporting wealth advisors and asset managers through the successful implementation of its anti-money laundering and holistic surveillance solutions offerings. NICE Actimize has successfully applied cloud, artificial intelligence and advanced analytics to solving the Wealth Management market segment’s critical needs.

NICE Actimize provides a complete set of end-to-end financial crime and compliance solutions for wealth management organizations, offering a full range of capabilities that include KYC/CDD, transaction monitoring, and sanctions screening, in addition to the industry’s broadest range of trade and communications surveillance solutions in support of wealth advisors.

“By automating onboarding through oversight and supervision of KYC, and ongoing monitoring of account activity, our anti-money laundering and surveillance solutions protect customers’ accounts and firms’ reputations while cutting down on resource drain and operational cost,” said Craig Costigan, CEO, NICE Actimize. “We thank the expert panel of judges for their acknowledgment of our Wealth Management solutions.”

A market leader in Anti-Money Laundering, NICE Actimize continues to make significant investments across its integrated AML suite, with a focus on further incorporating artificial intelligence into all coverage areas so customers achieve the true benefits of machine learning and intelligent automation which include better detection, more efficient operations and reduced cost of compliance. NICE Actimize’s Autonomous Anti-Money Laundering Solutions Suite, powered by X-Sight AI, consists of Suspicious Activity Monitoring, KYC-Customer Due Diligence, CTR Processing and Automation, and WL-X Risk Screening.

Recently, NICE Actimize launched SURVEIL-X Suitability for Wealth and Insurance, a comprehensive AI-powered surveillance and suitability solution that builds on the capabilities of NICE Actimize’s industry-leading SURVEIL-X Holistic Conduct Surveillance suite. Already adopted by a number of leading global financial services organizations, SURVEIL-X Suitability combines communications surveillance, sales practices & suitability, and Regulation Best Interest (Reg BI) surveillance in a single, integrated cloud-native platform.

•For more information on NICE Actimize’s anti-money laundering solutions, please click here.
•For more information on NICE Actimize’s SURVEIL-X solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.